Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-162637

Dated October 22, 2009

P.O. Box 18949 | Raleigh, NC 27619-8949 | Phone 919.645.6400 | Fax 919.645.6353 | capitalbank-nc.com

CONTACT:

B. Grant Yarber

President and Chief Executive Officer

Phone: (919) 645-3494

Email: gyarber@capitalbank-nc.com

FOR IMMEDIATE RELEASE

Capital Bank Announces Plans for Public Stock Offering

RALEIGH, N.C., October 22, 2009 – Capital Bank Corporation (Nasdaq: CBKN), the parent company of Capital Bank, today announced its intention to commence a public offering of approximately $55 million of its common stock, which will be underwritten by Sandler O’Neill + Partners, L.P. as book-running manager and Howe Barnes Hoefer & Arnett as co-manager. The underwriters will have a 30-day option to purchase up to 15% of the initial number of shares offered to cover over-allotments, if any.

Proceeds from this public stock offering will be used for general corporate purposes, including to strengthen the capital of the Company and to support its strategic growth opportunities. The precise amounts and the timing of the Company’s use of the net proceeds will depend upon market conditions, Capital Bank’s funding requirements, the availability of other funds and other factors. The Company’s management will retain broad discretion in the allocation of net proceeds from this offering.

“We are pleased to announce our intention to raise additional capital through a common stock offering underwritten by two highly respected firms,” stated B. Grant Yarber, president and CEO. “Given our positive core earnings trend and recent market developments, we believe that now is a favorable time to raise money in the capital markets to further strengthen our already robust capital levels for general business as well as strategic purposes.”

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates but the registration statement has not yet become effective. Before investing, prospective investors should read the prospectus in the registration statement and other documents that the Company files with the SEC for more complete information about the Company and the offering. Investors may obtain these documents without charge by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from Sandler O’Neill + Partners, L.P., 919 Third Avenue, 6th Floor, New York, NY 10022, (800) 635-6859 or Howe Barnes Hoefer & Arnett, 222 South Riverside Plaza, 7th Floor, Chicago, IL 60606, (800) 800-4693.

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Capital Bank Corporation, headquartered in Raleigh, N.C., with approximately $1.7 billion in total assets, offers a broad range of financial services. Capital Bank operates 32 banking offices in Asheville (4), Burlington (3), Cary (2), Clayton, Fayetteville (4), Graham, Hickory, Holly Springs, Mebane, Morrisville, Oxford, Pittsboro, Raleigh (5), Sanford (3), Siler City, Wake Forest and Zebulon. The Company’s website is http://www.capitalbank-nc.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. Information in this press release contains forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the management of Capital Bank Corporation’s growth, the risks associated with Capital Bank’s loan portfolio, competition within the industry, dependence on key personnel, government regulation and the risks associated with possible or completed acquisitions. Additional factors that could cause actual results to differ materially are discussed in Capital Bank Corporation’s filings with the Securities and Exchange Commission, including without limitation its Registration Statement on Form S-1, its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Capital Bank Corporation does not undertake a duty to update any forward-looking statements in this press release.

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